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                           [LOGO Allstate FINANCIAL]

April 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Allstate Life of New York Separate Account A ("Registrant")
         Allstate Life Insurance Company of New York ("Depositor") Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File Nos. 333-143228 and 811-07467; CIK No. 948255)

Commissioners:

Registrant is filing this correspondence for the purpose of responding to Staff comments provided by telephone on April 6, 2009 in connection with the above referenced Registration Statement, as well as additional comments provided by the Staff by telephone on April 23, 2009. Set forth below is a recital of each comment, followed immediately by the Registrant's response.

1. Cover page. You asked that we further describe how the registrant separate account relates to the depositor and serves as the investment vehicle for the variable annuity investors.

Response: We have added a sentence that states: "The Allstate Life of New York Separate Account A is a separate account of Allstate Life, and is the investment vehicle in which your Purchase Payments are held." In addition, at the end of the first paragraph we have clarified that all Series (not only the X Series) are no longer offered for new sales.

2. Fee Table Footnotes, pages 4-10. You asked that we place footnotes to a fee table on the same page as the fee table.

Response: We have repaginated the pages of the fee table so that, where possible, the footnotes appear on the same page as the table.

3. Fee Table, Discontinued Benefits, pages 6-7: For charges relating to optional benefits shown in the fee table that are no longer available for new elections, you asked that we indicate in the fee table that the benefits are no longer available for new elections.

Response: We have revised the footnotes to each applicable optional benefit to indicate that the benefit is no longer available for new election, and we have made a reference to

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the page number in the prospectus where the benefit is described. We have also made this indication in the Table of Contents at the beginning of the prospectus.

4. Fee Table, Highest Anniversary Value Death Benefit, page 6. For the Highest Anniversary Value Death Benefit, please set forth a maximum charge.

Response: Neither the "base" Annuity contract, nor the rider for this optional death benefit, establishes a maximum charge. This reflects the fact that we were not required by the States to specify a maximum charge. Thus, we do not have the ability under existing Annuities to increase the charge for any of these death benefits. If we wished to increase the charge for any of these benefits for newly-issued Annuities, we would need to file amended riders with the States. We have added a footnote to clarify this circumstance.

5. Fee Table, Highest Combination of Charges, Page 6: You asked whether it would be feasible to show in the fee table the charge for the highest combination of optional benefits available.

Response: All of the optional benefits offered through this prospectus are not calculated on same basis. For example, the charge for TrueIncome is calculated based on Sub-account value, whereas the charge for TrueIncome - Highest Daily 7 is calculated based on the Protect Withdrawal Value. Therefore, it is not feasible to show in the fee table the charge for the highest combination of optional benefits available. Therefore we have not amended the fee table in this respect.

6. Table of Portfolio Annual Expenses. Page 10, Footnote 7 and Footnote 13: In reference to Footnote 7, please explain to the Staff supplementally why the AST Bond Portfolio 2016 and AST Bond Portfolio 2020 show estimated expenses. Also, please explain the last sentence of Footnote 13 that states "Reflects fee waivers, reimbursement of expenses, and expense reductions, if any.

Response: Regarding Footnote 7, these portfolios show estimated expenses for the current fiscal year because they are new portfolios pursuant to Item 3, Instruction 22. Regarding Footnote 13, we have deleted the words "Reflects fee waivers, reimbursement of expenses, and expense reductions, if any" because the applicable fee waivers, reimbursements and expense reductions are specifically disclosed earlier in the footnote.

7. Expense Examples. Page 12. Please verify that, although the credit is not included in the expense example figures, the mortality and expense risk charge for the bonus product will be reflected in the calculations.

Response: Although the credit is not included in the expense example figures, the mortality & expense risk charge and administration charge for the bonus product will be reflected in the calculations.

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8. Summary. Page 13. When referring to the freelook provision, give a general description of the freelook provision rather than requiring the customer to seek information in the annuity contract.

Response: We have revised this sentence to omit reference to the Annuity contract when describing the freelook provision. We also made the conforming change to the definition of "Freelook" in the Glossary.

9. Managing Your Account Value, Page 37. You made reference to the following sentence that is repeated in separate parts of page 37: "Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity."

Response: We have deleted the second reference to this sentence.

10. Managing Your Account Value, Page 38. In the second paragraph of the sub-section "May I Give My Financial Professional Permission to Forward Transaction Instructions?", you asked that we list all optional benefits that require investment in an asset allocation Portfolio and/or that involves mandatory Account Value transfers.

Response: We have revised the disclosure on page 38 to list all such optional benefits.

11. Managing Your Account Value, Page 38. In connection with the penultimate sentence that states "You will receive confirmations of transactions that affect your Annuity," you asked that we state the number of days in which the confirmation would be received by the customer.

Response: Because we would not be able to say with certainty the number of days in which a customer receives mail, we have revised the sentence to state, "We will immediately send you confirmations of transactions that affect your Annuity."

12. Living Benefits, Page 43. You indicated that we should disclose any mathematical formula utilized in connection with any optional benefit shown on page 43. You also asked that we clarify in the paragraph entitled "Lifetime Guaranteed Minimum Withdrawal Benefits" which such benefits are no longer available for new elections.

Response: All mathematical formulas are disclosed in the attached appendices. Only TrueIncome - Highest Daily (Appendix C), TrueIncome - Highest Daily 7 (Appendix D), and TrueIncome - Spousal Highest Daily 7 (Appendix D) utilize mathematical asset transfer formulas and are disclosed in the appendices indicated. None of the other optional benefits utilize a mathematical asset transfer formula. Therefore no revisions have been made to the prospectus in this respect. We have revised the sentence to indicate that TrueIncome, TrueIncome - Spousal, and TrueIncome--Highest Daily are no longer available for new elections.

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13. TrueIncome - Spousal Highest Daily 7, Election of and Designations under the Benefit, Page 76. You asked that we clarify the following sentence: "Upon cancellation of TrueIncome - Spousal Highest Daily 7, any Account Value allocated to the AST Investment Grade Bond Portfolio Sub-account used with the asset transfer formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instruction or in absence of such instruction, pro rata."

Response: We have revised the sentence to state: "Upon cancellation of TrueIncome - Spousal Highest Daily 7, any Account Value allocated to the AST Investment Grade Bond Portfolio Sub-account used with the asset transfer formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instruction or in the absence of such instruction, pro-rata according to the value of your Sub-accounts at the time of the reallocation."

14. Death Benefit, Optional Death Benefits, Page 80 You asked that we list the Permitted Sub-accounts applicable to the Highest Anniversary Value Death Benefit, and whether an asset allocation program may be required to elect this benefit.

Response: We have revised the disclosure to include a page reference to the list of Permitted Sub-accounts applicable to the Highest Anniversary Value Death Benefit. As indicated and revised on page 16, currently all Sub-accounts are permitted under the benefit. However the rider for the benefit states on page 2 "As part of the consideration for the benefit provided by this Rider, we may limit the investment options in which you may allocate Account Value, require that you invest in only certain investment options or require that you maintain all or a portion of your Account Value in accordance with an asset allocation model." As indicated in Part C, the rider is incorporated by reference and was filed as part of the initial Registration Statement on Form N-4 filed May 24, 2007.

15. Valuing Your Investment, When Do You Process Transactions, Unscheduled Transactions, page 86: You indicated that the added disclosure regarding postponement of payment conflicts with existing disclosure regarding payment of surrender requests within seven days.

Response: We have deleted this disclosure.

16. General Information, What Is the Separate Account?, Page 95 You asked that we add disclosure that any transfers as a result of a fund liquidation into a money market sub-account only involve a sub-account that invests in an unaffiliated money market fund.

Response: The SEC issued a no-action letter to the American Enterprise Life Insurance Company (pub. Avail. Apr. 30, 2002) that permitted an insurance company to allocate monies it received upon liquidation of an unaffiliated underlying fund to an affiliated money market fund. In light of this guidance, and in an effort to avoid implementing limits on the Registrant's options in the case of a fund liquidation, we have not amended

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the disclosure in this respect. Other changes have been made to the disclosure to better clarify the Registrant's obligations under the Annuity contract and SEC requirements.

17. Part C, Exhibit 8, "Form of" Participation Agreements. You have asked that if the participation agreements incorporated by reference under Part C, Exhibit 8, are copies of the actual redacted agreements, and not "form of" or copies of boiler plate agreements, please so indicate.

Response: The phrase "form of" has been deleted from the names of the participation agreements, because the agreements incorporated by reference into the Amendment are the actual, redacted agreements.

If you have any questions, please do not hesitate to call me at 847/402-7855. Thank you.

Very truly yours,

/s/ BETH A. BROWN
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Beth A. Brown

Enclosure

cc: Thomas S. Clark, Esq.
    Prudential Financial

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